Rosa Vieira
Senior Account Manager, Client Services
Telephone: 416.361.0930 ext. 227
Email: rvieira@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

May 4, 2007

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: METALLICA RESOURCES INC.

We are pleased to confirm that copies of the following materials were mailed to registered shareholders and to the Non-Objecting Beneficial Owners on May 2, 2007.

  Proxy

  Notice of Annual Meeting of Shareholders and Management Information Circular

  2006 Annual Report

  Annual Request Form

  Proxy Return Envelope

Yours Truly,
EQUITY TRANSFER & TRUST COMPANY
Per:

200 University Ave, Suite 400, Toronto, Ontario M5H 4H1
T:416.361.0152   F:416.361.0470   www.equitytransfer.com